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SEC FILE
8-26943

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 FOOTHILL DRIVE, SUITE 100
(No. And Street)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SALT LAKE CITY (City) UTAH (State) 84109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. LEFAVI (801) 486-9000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

5292 SOUTH COLLEGE DR STE 101 (Address) SALT LAKE CITY (City) UTAH (State) 84123 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce A. Lefavi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRETT MUNSON
Notary Public
State of Utah
My Comm. Expires Jan 11, 2012
2323 Foothill Dr Ste 100 Salt Lake City UT 84109-1403

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE A. LEFAVI SECURITIES, INC.

Financial Statements

For The Year Ended June 30, 2008

(Together With Independent Auditor's Report)

Jensen & Keddington, P.C.
Certified Public Accountants

BRUCE A. LEFAVI SECURITIES, INC.

Financial Statements

For The Year Ended June 30, 2008

(Together With Independent Auditor's Report)

BRUCE A. LEFAVI SECURITIES, INC.
TABLE OF CONTENTS

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

August 8, 2008

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2008

Assets		
Cash - checking	$	59,170
Cash - money market		476
Commissions receivable		121,507
Due from related party		291,983
Due from stockholder		86,549
Prepaid expenses		16,393
Deposits		15,000
Income tax receivable		2,945
Deferred tax asset		4,679
Investment - securities (available for sale)		15,930
Total Assets	$	614,632
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	7,182
Total Liabilities		7,182
Stockholder's Equity:		
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		21,208
Accumulated other comprehensive income		5,105
Retained earnings		576,137
Total Stockholder's Equity		607,450
Total Liabilities and Stockholder's Equity	$	614,632

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF INCOME
For The Year Ended June 30, 2008

Revenue:	
Commissions	$ 1,572,063
Expenses:	
Professional services	1,408,663
Clearing	109,579
Regulatory fees and licenses	15,070
Other	16,789
Total Expenses	1,550,101
Income From Operations	21,962
Other Income:	
Interest income	16,754
Other income	35,000
Total Other Income	51,754
Income Before Income Taxes	73,716
Provision for Income Taxes	(16,379)
Net Income	$ 57,337

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2008

Cash Flows From Operating Activities:		
Net income	$	57,337
Adjustments to reconcile net income to net cash from operating activities:		
Interest income added to due from related party		(12,333)
Provision for income taxes		695
(Increase) decrease in assets:		
Commissions receivable		22,221
Due from related party		(32,078)
Due from stockholder		(3,846)
Prepaid expenses		(2,225)
Income tax refund receivable		1,325
Increase (decrease) in liabilities:		
Accounts payable		(269)
Net Cash From Operating Activities		30,827
Net Increase in Cash		30,827
Cash, June 30, 2007		28,819
Cash, June 30, 2008	$	59,646

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes	$	14,358

Schedule of Noncash Investing and Financing Transactions

Interest income added to due from related party	$	12,333
Interest income added to due from stockholder	$	3,846

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, June 30, 2007	$ 5,000	$ 21,208	$ 518,800	$ 6,480	$ 551,488
Comprehensive Income:					
Net income			57,337		57,337
Net change in unrealized appreciation on securities available for sale, net of tax				(1,375)	(1,375)
Balance, June 30, 2008	$ 5,000	$ 21,208	$ 576,137	$ 5,105	$ 607,450

The accompanying notes are an *integral part of these financial statements.*

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bruce A. Lefavi Securities, Inc. (the Company) was incorporated under the laws of the State of Utah on November 12, 1980. The Company was organized as a securities broker and dealer on January 8, 1982. The Company is located in Salt Lake City, Utah. Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies. The Company, therefore, does not handle customer funds or securities.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers cash to comprise of the cash - checking and cash - money market accounts.

Investments - Securities

Investments in securities at June 30, 2008 consist of available-for-sale securities. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholder's equity under the caption of accumulated other comprehensive income until realized. Realized gain and losses from the sale of available-for-sale securities are determined using the specific-identification method.

Commissions Receivable

Commissions receivable are recorded when transactions are executed. Commissions receivable are written off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at June 30, 2008. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Property and Equipment

Property and equipment are recorded at cost, and depreciated over the estimated useful lives of the assets. Depreciation is computed on the straight-line method.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The deferred tax account resulted from the use of accelerated methods of depreciation for tax purposes and unrealized gains from available-for-sale securities.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 INVESTMENTS - SECURITIES

The Company has adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investment in Debt and Equity Securities" (SFAS 115). This statement addresses the accounting and reporting for investment in equity securities that have readily determinable fair values and for all investments in debt securities. Under SFAS 115 investments are classified into three categories: trading securities, available-for-sale securities, and held-to-maturity securities. Management believes that its investment in marketable securities should be classified as investments that are available-for-sale securities; accordingly these are reported at fair value, with unrealized gains and losses reported as other comprehensive items of income under SFAS 130 and reported as a separate component of stockholders' equity. The following available-for-sale securities were held by the Company as of June 30, 2008:

	Cost	Fair Value	Unrealized Gain
Equity securities	$ 9,300	$ 15,930	$ 6,630
Less: deferred taxes			(1,525)
Amount shown in stockholders' equity accumulated other comprehensive income			$ 5,105

NOTE 3 PROPERTY AND EQUIPMENT

At June 30, 2008, property and equipment totaled $43,331, net of accumulated depreciation of $43,331. Depreciation expense for the year ended June 30, 2008 was $0.

NOTE 4 DEFERRED INCOME TAXES

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. The deferred income tax asset represents the future tax return consequences of those differences, which provide tax deductions in the future.

The components of deferred tax asset are as follows:

Deferred tax asset related to different depreciation methods used for book and tax purposes.	$ 6,204
Deferred tax liability related to unrealized gain on securities.	(1,525)
Deferred tax asset	$ 4,679

NOTE 4 DEFERRED INCOME TAXES (Continued)

The components of income tax provision are as follows:

Current income tax expense	$	15,683
Deferred income tax adjustment		175
Amount allocated to other comprehensive income		521
Provision for income taxes	$	16,379

NOTE 5 RELATED PARTY TRANSACTIONS

The Company has entered into a professional services agreement with a Utah corporation of which the stockholder is also the stockholder of the Company. These services include accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc. This agreement requires the Company to pay a majority of their income to the related party. The Company expensed $1,400,589 for services rendered for the year ended June 30, 2008.

Due From Related Party
The Company has a demand note receivable from a related party with interest at 6% and a balance of $204,995. The Company also has a receivable from a related party for $86,989.

Due From Stockholder
The Company has a demand note receivable from the stockholder with interest at 6% and a balance of $86,549; of which $22,625 is accrued interest.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2008, the Company had net capital of $173,511, which was $168,511 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

NOTE 7 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of June 30, 2008 is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
June 30, 2008

Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$	607,450
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		607,450
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition		(433,939)
Net capital before haircuts on securities positions		173,511
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))		
Trading and investment securities - other securities		-
Net Capital	$	173,511
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	479
Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement (larger of the above)		5,000
Excess net capital	$	168,511
Excess net capital at 1000%	$	172,793
Computation of Aggregate Indebtedness		
Total A.I. Liabilities from Statement of Financial Condition	$	7,183
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	7,183
Ratio of aggregate indebtedness to net capital		0.04 to 1

BRUCE A. LEFAVI SECURITIES, INC.
EXEMPTIVE PROVISION UNDER RULE 15C3-3
June 30, 2008

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing firm SEC #:	8-11754
Clearing firm name:	Sterne, Agee & Leach, Inc.
Product Code:	All

BRUCE A. LEFAVI SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
June 30, 2008

Net capital as reported in Company's FOCUS report, June 30, 2008	$	173,511
Decrease in ownership equity due to adjustments by auditors related to deferred income tax accruals and income tax expenses, and various expense accruals.		(15,858)
Decrease in nonallowable assets due to adjustments by auditors related to income tax accruals.		175
Increase in nonallowable assets due to various adjustments by auditors related to prepaid expenses and expense accruals.		15,683
Net capital per audit report, June 30, 2008	$	173,511

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Bruce A. Lefavi
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplementary schedules of Bruce A. Lefavi Securities, Inc. (the Company), for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

August 8, 2008

END